EXHIBIT 3.1

EXCERPT FROM THE RESOLUTIONS ADOPTED BY

THE BOARD OF DIRECTORS

OF

THE GEO GROUP, INC.

Adopted on June 12, 2024 and constituting an Amendment to Article V, Section 1 of the Third Amended and Restated Bylaws

WHEREAS, the By Laws of GEO authorize the Board of Directors (the “Board”) to designate the number of directors on the Board from time to time at a number not less than three or more than 19, and to fill such vacancies as they occur; and

WHEREAS, the Nominating and Corporate Governance Committee believes it is in the best interest of the Company to increase the number of directors from eight to nine, and has recommended this course of action to the Board; and

NOW, THEREFORE, BE IT RESOLVED THAT: the number of members of the Board shall be increased from eight to nine, effective on June 12, 2024.